FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2001
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

              Form 20-F   X                     Form 40-F   ___


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes ____                          No      X

This Form 6-K consists of:

Annual Report 2000, including Year-end Financial Statements for the period ending November 30, 2000 and Management Discussion and Analysis.

Annual and Special Meeting materials, including Notice of Meeting, Management Proxy Circular, Proxy, and Supplemental Card.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       VASOGEN INC.


                                       By  /s/ Christopher Waddick
                                          -------------------------------------
                                       (Name: Christopher  Waddick)
                                       (Title: Vice-President, Finance & CFO)

Date:  April 6, 2001

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Vasogen Inc. (the "Corporation") will be held at the TSE Conference Centre, 130 King Street West, Toronto, Ontario, on Wednesday, May 2, 2001, at 4:30 p.m. (local time), for the following purposes:

1. to receive the 2000 Annual Report of the Corporation, containing the audited financial statements of the Corporation for the financial year ended November 30, 2000, and the auditors' report thereon;

2. to elect the nine (9) directors named in the accompanying Management Proxy Circular;

3. to appoint the auditors named in the accompanying Management Proxy Circular and to authorize the directors to fix the auditors' remuneration;

4. to consider and, if deemed advisable, to approve, with or without variation, as an ordinary resolution, the text of which is set forth in Schedule "A" to the Management Proxy Circular, of the entering into by the Corporation of a shareholder rights plan agreement with CIBC Mellon Trust Company, as rights agent, substantially in the form attached hereto as Exhibit "A", is hereby ratified, sanctioned and confirmed in all respects;

5. to consider and, if deemed advisable, to approve, with or without variation, as an ordinary resolution of the Corporation, the resolution, the text of which is set forth in Schedule "B" to the Management Proxy Circular, approving an amendment to the Employee Share Option Plan of the Corporation (the "Plan") to increase the number of common shares reserved for issuance under the Plan from 5,000,000 to 5,400,000; and

6. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular, which accompanies and forms part of this Notice.

DATED at Toronto, Ontario, March 30, 2001.


                             BY ORDER OF THE BOARD OF DIRECTORS

                             Christopher J. Waddick (Signed)
                             Vice-President, Finance, Chief Financial Officer, Secretary and Treasurer


--------------------------------------------------------------------------------

NOTE:

1. A Management Proxy Circular and Proxy accompany this Notice of Meeting. Shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2. As provided in the Canada Business Corporations Act, the directors have fixed a record date of March 13, 2001. Accordingly, shareholders registered on the books of the Corporation at the close of business on March 13, 2001, are entitled to notice of the Meeting.

3. Persons who are registered as shareholders on the books of the Corporation at the close of business on March 13, 2001, or persons who are transferees of shares acquired after March 13, 2001, and who produce properly endorsed certificates for such shares, or otherwise establish ownership thereof, and demand, not later than ten days before the Meeting, that the Secretary of the Corporation include their names in the list of shareholders, are entitled to vote at the Meeting.

4. A copy of the 2000 Annual Report, containing the financial statements of the Corporation for the financial year ended November 30, 2000, has been mailed to registered shareholders of the Corporation as of March 30, 2001.

MANAGEMENT PROXY CIRCULAR


MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.
SOLICITATION OF PROXIES AS OF MARCH 13, 2001
FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 2, 2001


Solicitation of Proxies
THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF VASOGEN INC. (THE "CORPORATION") OF PROXIES to be used at the annual and special meeting of the shareholders of the Corporation ("Meeting") to be held at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario, M5X 1J2, commencing at 4:30 o'clock in the afternoon (Toronto time), on Wednesday, May 2, 2001, for the purposes set out in the accompanying notice of Meeting and at any adjournment(s) thereof. Shareholders who are unable to be present at the meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Corporation, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, in time for use at the Meeting. The addressed envelope, which accompanies this Management Proxy Circular, may be used for such purpose. It is expected that this solicitation will be primarily by mail, but proxies may also be solicited personally by officers, directors, employees, or agents of the Corporation, at nominal cost. The cost of solicitation by Management will be borne by the Corporation. The information contained herein is given as of March 13, 2001, unless otherwise stated.

Appointment of Proxyholder
The persons named in the accompanying form of proxy are officers and/or directors of the Corporation and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do soeither by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy, addressed to the Secretary of the Corporation, c/o CIBC Mellon Trust Company, Corporate Trust Services, 200 Queens Quay East, Unit # 6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman or the Secretary of the Meeting, at the beginning of the Meeting or any adjournment(s) thereof.

Revocation of Proxies
A proxy may be revoked by a shareholder (or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof)

(a) by attending the Meeting in person and personally voting the shares represented by the proxy;

(b) by signing another form of proxy, bearing a later date, and depositing it with the Secretary of the Corporation;

(c) as to any matter on which a vote shall not have already been cast pursuant to the authority conferred by such proxy, by signing a written notice of revocation and delivering it to the Chairman or the Secretary of the Meeting; or

(d) in addition to the revocation in accordance with any of the aforesaid procedures or in any other manner permitted by law, by depositing an instrument in writing executed by the shareholder or by his or her attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof authorized in writing), either with the Secretary of the Corporation at the principal office of the Corporation at 2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or with the Chairman or the Secretary of the Meeting, up to the beginning of the Meeting, or any adjournment(s) thereof.


PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR continued


Exercise of Discretion by Proxyholder
The shares indicated in the accompanying form of proxy will be voted or withheld from voting, or voted for or against on any ballot that may be called for, in accordance with the instructions of the shareholder executing the proxy, and if such shareholder specifies a choice with respect to any matter to be acted on at the Meeting, the shares will be voted for or against or withheld from voting accordingly. In the absence of such instructions, it is intended that such shares will be voted for (i) on the election of directors, named in this Management Proxy Circular, (ii) the reappointment of KPMG LLP as the auditors of the Corporation and for the authorization of the directors to fix the auditors' remuneration, (iii) the approval of the ordinary resolution set forth in Schedule "A" to this Management Proxy Circular to approve the entering into by the Corporation of a shareholder rights plan agreement with CIBC Mellon Trust Company, as rights agent, and (iv) the approval of the ordinary resolution set forth in Schedule "B" to this Management Proxy Circular to approve the amendment to the Employee Share Option Plan of the Corporation to increase the number of common shares reserved for issuance under the Employee Share Option Plan of the Corporation from 5,000,000 to 5,400,000. All other resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters, which may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than matters identified in the accompanying notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

Voting Securities and Principal Holders of Voting Securities As at March 13, 2001, there were issued and outstanding 44,829,428 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Corporation. Each holder of issued and outstanding common shares of record at the time of the close of business on March 13, 2001 (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by him or her on the record date, except if such shareholder subsequently transfers the ownership of his or her shares and the transferee demands not later than ten days before the Meeting that the transferee's name be included on the list of shareholders entitled to vote at the Meeting and establishes to the Corporation that he or she owns such shares, in which case the transferee is entitled to vote such shares at the Meeting.


PARTICULARS OF MATTERS TO BE ACTED ON

1. Election of Directors
The Articles of the Corporation provide that the Board of Directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed the number of directors to be elected at the Meeting at nine. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the nine nominees whose names are set forth below.

All of the nominees are now members of the Board of Directors of the Corporation and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion, unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting on the election of directors. To be approved, the resolution must be passed by a majority of the votes cast by the holders of common shares at the meeting. Management recommends a vote "for" in respect of the resolution approving the election of directors named in this Management Proxy Circular.

                                       2                          PROXY CIRCULAR

The following table and the notes thereto state the names of the directors of the Corporation, all other positions and offices of the Corporation now held by them, their principal occupations or employments, and the approximate number of shares of the Corporation beneficially owned or over which control or direction is exercised by each of them as of March 13, 2000. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto he resigns or his office becomes vacant by reason of death or other cause.

                                                                                                    Approximate number
                                                                                                     of common shares
                                                                                                   beneficially owned or
Name and Position with                                                               Director      over which control or
the Corporation                       Principal Occupation                           Since         direction is exercised
---------------                       --------------------                           -----         ----------------------
William R. Grant*                     Chairman of Galen Associates                   November            217,600
Director and Chairman of the                                                         1998
Board
-------------------------------------------------------------------------------------------------------------------------

William A. Cochrane                   Healthcare Consultant                          February            163,800
Director and Vice-Chairman of                                                        1995
the Board
-------------------------------------------------------------------------------------------------------------------------

David Elsley                          President and Chief Executive Officer of       January             130,958
Director, President, and Chief        the Corporation                                1991
Executive Officer
 ------------------------------------------------------------------------------------------------------------------------

Andre Berard*                         Chairman of the Board and Chief Executive      November              2,000
Director                              Officer of National Bank of Canada             2000
-------------------------------------------------------------------------------------------------------------------------

Terrance H. Gregg +                   President and Chief Operating Officer,         September             6,000
Director                              Office of the Chief Executives of MiniMed      1999
                                      Inc.
-------------------------------------------------------------------------------------------------------------------------

Benoit La Salle*                      President and Chief Executive Officer of       January             110,000
Director                              SEMAFO Inc.                                    1997
 ------------------------------------------------------------------------------------------------------------------------

Eldon R. Smith                        Vice-President, Scientific Affairs of the      July                 15,290
Director and Vice-President,          Corporation and Professor at the               1998
Scientific Affairs                    University of Calgary Medical School
-------------------------------------------------------------------------------------------------------------------------

Graham Strachan+                      Life Sciences Consultant                       September           102,000
Director                                                                             1998
-------------------------------------------------------------------------------------------------------------------------

John C. Villforth +                   President and Executive Director of the        March                 2,033
Director                              Food and Drug Law Institute                    2001
-------------------------------------------------------------------------------------------------------------------------


 Notes:

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by each director individually.

2.   * denotes a member of the Audit Committee of the Board of Directors.

3. + denotes a member of the Compensation and Corporate Governance Committee of the Board of Directors.

4. The Corporation does not have an executive committee of the Board of Directors.

5. Each nominee for election to the Board of Directors, other than Messrs. Berard and Villforth, has been elected to the Board of Directors at a meeting, the notice of which was accompanied by a Management Proxy Circular, which stated the principal occupation of such nominee for the five-year period preceding the date of such meeting. The principal occupation of each of Messrs. Berard and Villforth for the five years proceeding the date hereof is set out in the above table.


PROXY CIRCULAR                        3

MANAGEMENT PROXY CIRCULAR continued

2. Appointment and Remuneration of Auditors
Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the next annual meeting of the shareholders, and to authorize the directors to fix the auditors' remuneration. KPMG LLP have been the auditors of the Corporation for more than seven years.

To be approved, the resolution must be passed by a majority of the votes cast by the holders of common shares at the Meeting. Management recommends a vote "for" in respect of the resolution approving the appointment of auditors and authorizing the directors to fix the auditors' remuneration.

3.  Adoption of Shareholder Rights Plan
The Board of Directors of the Corporation has adopted a shareholder rights plan as of November 22, 2000 (the "Rights Plan").

The Rights Plan was effective immediately upon its adoption by the Board, but it must be confirmed by shareholders at the Meeting to remain in effect. To be effective, the resolution ratifying the Rights Plan as outlined below must be passed by a majority of the votes cast at the Meeting.Unless otherwise specified, the persons named in the accompanying form of proxy intend to vote in favour of the resolution ratifying the shareholder rights plan agreement dated as of November 22, 2000 between the Corporation and CIBC Mellon Trust Company of Canada. The Rights Plan was not adopted by the Board of Directors in response to, or in anticipation of, any offer or take-over bid. The text of the resolution of the shareholders of the Corporation approving the Rights Plan is attached as Schedule "A" to this Management Proxy Circular.

The  Board of  Directors  has  determined  that the  Rights  Plan is in the best
interests  of  the  Corporation  and  its   shareholders   and  recommends  that
shareholders vote in favour of confirmation of the Rights Plan.

Purpose of the Rights Plan
The Rights Plan is designed to give the Corporation's shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Corporation's Board of Directors time to consider alternatives designed to allow the Corporation's shareholders to receive full and fair value for their common shares. Additionally, the Rights Plan is designed to provide shareholders of the Corporation with equal treatment in a take-over bid. The desire to ensure that the Corporation is able to address unsolicited take-over bids for its issued and outstanding common shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

In recent years, shareholder rights plans have been adopted by many Canadian companies, and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities, and the views of third-party commentators. The proposed Rights Plan reflects this evolution.

Summary of the Rights Plan
The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan, a copy of which accompanies this Management Proxy Circular as Exhibit "A."

Term
The term of the Rights Plan ends on the date of the Corporation's Annual Meeting of Shareholders to be held in 2003, at which time the Rights expire unless they are terminated, redeemed, or exchanged earlier by the Board of Directors.

Issue of Rights
To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights ("Rights") to the current shareholders of the Corporation at the rate of one Right for each common share outstanding as at


                                       4                          PROXY CIRCULAR

5:00 p.m. (Toronto time) on November 22, 2000 (the "Record Time"). In addition, one Right will be issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights. The Corporation has entered into a rights plan agreement, dated as of November 22, 2000, with CIBC Mellon Trust Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters, including those described in this Management Proxy Circular.

Rights Exercise Privilege
The Rights will trigger (i.e., separate from the Corporation's common shares) (the "Separation Time") and will become exercisable eight trading days after a person (an "Acquiring Person") has acquired 20% or more of, or commences or announces a take-over bid for, the Corporation's outstanding common shares (defined to include the common shares and any other shares that the Corporation may issue that carry voting rights relating to the election of directors), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). The acquisition by an Acquiring Person of 20% or more of the common shares is referred to as a "Flip-in Event."

Any rights held by an Acquiring Person will become void upon the occurrence of the Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Corporation's common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid which the Board of Directors considers to represent the full and fair value of the Corporation's common shares.

Prior to the rights being triggered, they will have no value and no dilutive effect on the Corporation's common shares.

Flip-In Event
A "Flip-in Event" is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person (as defined by the Rights Plan). Upon the occurrence of the Flip-in Event, each Right (except for Rights Beneficially Owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms of the Rights Plan that number of common shares of the Corporation having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights
Plan) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $10 per share, then a shareholder could purchase for $50.00 ten shares, effectively acquiring the shares at half of the current Market Price.

The Rights Plan provides that Rights that are beneficially owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Acquiring Person
An "Acquiring Person" is a person who Beneficially Owns (as defined in the Rights Plan) twenty percent (20%) or more of the outstanding Voting Shares of the Corporation. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.




PROXY CIRCULAR                         5

MANAGEMENT PROXY CIRCULAR continued


Permitted Bids and Competing Permitted Bids
A "Permitted Bid" is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

1.   the bid must be made to all holders of record of common shares;

2. the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

3. take-up and payment for shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding common shares exclusive of shares held by the person responsible for triggering the Flip-in Event or any person that has announced an intention to make, or who has made, a take-over bid for the shares of the Corporation and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

4. shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

5. if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 21 days (the minimum permitted by law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Corporation. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Certificates  and  Transferability
Prior to separation, the Rights will be evidenced by a legend imprinted on the common share certificates of the Corporation and will not be transferable separately from the common shares. Common share certificates do not need to be exchanged to entitle a shareholder to these Rights. The legend will be on all new certificates issued by the Corporation. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Corporation's common shares.

Redemption  and  Waiver
The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the "Redemption Price"), appropriately adjusted in certain events. Rights will be deemed to be automatically redeemed at the Redemption Price where a person that has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Corporation's shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The Board of Directors of the Corporation may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the "inadvertent" Acquiring Person reducing its holding of the Corporation's shares within an agreed time. Other waivers of the Rights Plan will require shareholder approval.



                                       6                          PROXY CIRCULAR

Amendment
The Rights Plan provides that prior to ratification by shareholders, the Board of Directors may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan's validity as a result of changes in legislation) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

Shareholder Approval
The Rights Plan must be ratified by a majority of the votes cast at the Meeting by shareholders present or voting by proxy. In addition, The Toronto Stock Exchange requires that the Rights Plan be ratified by shareholders within six
(6) months of the date of adoption of the Rights Plan by the Board of Directors.

4. Amendment to Employee Share Option Plan (the "Plan") to Increase the Number of Shares Reserved for Issuance Thereunder
This Meeting has been called in part as a special meeting of the Corporation to consider and, if deemed advisable, to pass, subject to such amendments as may properly come before and be approved at the Meeting, an ordinary resolution, in form attached as Schedule "B," approving an amendment to the Plan to reserve a further 400,000 common shares for issuance under the Plan, thereby specifying the maximum number of shares issuable under the Plan at 5,400,000.

Currently, the number of common shares reserved for issuance under the Plan is set at 5,000,000. Almost all available common shares issuable under the Plan have been allocated and, as a result, the Corporation wishes to reserve a further 400,000 shares under the Plan. The amount of shares reserved under the Plan from time to time is not reflective of the number of options that are outstanding at any given time, because options that are exercised over time do not replenish the number reserved, but is merely an indication of the number of shares or potential shares in respect of which a listing fee has been paid to the stock exchanges upon which the Corporation's shares are listed.

At fiscal year-end 2000, the Corporation had 1.7 million options outstanding granted under the plan representing 3.8% of the shares outstanding at November 30, 2000. The number of shares reserved under the Plan from time to time must comply with the rules of The Toronto Stock Exchange ("TSE") with respect to stock option plans. These rules require, among other things, that the number of shares reserved for issuance under a stock option plan be set at a fixed number and that such number be approved by the shareholders. In order to continue to provide appropriate incentives to employees, officers, directors, and consultants of the Corporation, in accordance with the Corporation's compensation policies as described under the "Report of the Compensation Committee," and to foster long-term dedication to the Corporation and its welfare, the Board of Directors recommends a vote "for" the resolution approving the amendment to the Plan. The persons named as proxies in the enclosed form of proxy intend to vote the common shares represented thereby in favour of the proposed amendment unless the form of proxy has been made "against."

The TSE has accepted notice of the proposed amendment subject to the requisite shareholders' approval. To be approved, the resolution must be passed by a majority of the votes cast by the holders of common shares at the Meeting. Management recommends a vote "for" in respect of the resolution approving an amendment to the Plan to reserve a further 400,000 common shares for issuance under the Plan, thereby specifying the maximum number of shares issuable under the Plan at 5,400,000.

Executive Compensation

1. Compensation Philosophy
The Corporation is principally engaged in the research, development, and commercialization of proprietary therapies for immune system modulation, and is dependent on financing to carry on its business. In order to ensure


PROXY CIRCULAR                         7

MANAGEMENT PROXY CIRCULAR continued


alignment with shareholder interests, as well to conserve cash resources, the Corporation relies, when possible and prudent, on stock options and other share compensation arrangements, in addition to cash payments, to remunerate its officers, employees, consultants, and other service providers. To this end, the Corporation maintains an Employee Stock Option Plan, pursuant to which directors, officers, employees, advisors, and consultants may be granted options to purchase common shares of the Corporation. The Corporation does not maintain any pension or retirement plan.

2.  Statement of Executive Compensation
The following table sets forth all compensation for all periods indicated in respect of the individual who was, as of November 30, 2000, the Chief Executive Officer of the Corporation, and in respect of all other officers of the Corporation who received, during the financial year of the Corporation ended November 30, 2000, salary and bonus in excess of $100,000 ("Named Executive Officers").


Summary Compensation Table
------------------------------------------------------------------------------------------------------------------------------------
                                                                           LONG-TERM COMPENSATION
                                          ANNUAL COMPENSATION         ------------------------------------------
                                                                                  AWARDS                        PAYOUTS
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Restricted
                                                                                  Securities       Shares
                                                                      Other       Under            Or
                                                                      Annual      Options/         Restricted             All Other
                                                                      Compen-     SARs             Share          LTIP      Compen-
Name and Principal                          Salary        Bonus(2)    sation      Granted          Units          Payouts   sation
Position                          Year      ($)           ($)         ($)(3)      (#)              ($)            ($)       ($)
------------------------------------------------------------------------------------------------------------------------------------
David Elsley                      2000      190,000       100,000                 299,500(1)
(President and Chief              1999      167,200        75,240                 622,800
Executive Officer)                1998      167,200        63,954                 687,800

Christopher Waddick               2000      150,000        59,100                 228,700(1)
(Vice-President Finance,          1999      132,200        48,385                 396,700
Chief Financial Officer,          1998      132,200        41,709                 346,700
Secretary and Treasurer)

Clive Ward-Able (4)               2000       60,000        23,300                  60,000(1)
(Vice-President Research          1999       Nil           Nil                     Nil
and Development)                  1998       Nil           Nil                     Nil

Eldon Smith                       2000      107,000        30,800                 175,638(1)
(Vice-President Scientific        1999       75,000        28,800                 215,528
Affairs)                          1998       45,000         9,705                 150,000


(1) This is a cumulative total and represents the aggregate number of securities under option as at November 30, 2000.
(2) Bonus paid through cash and/or the issuance of common shares of the Corporation.
(3) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the above-named officers.
(4) Dr. Clive Ward-Able joined the Corporation as its Vice-President of Research and Development on August 8, 2000.




                                       8                          PROXY CIRCULAR

3. Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2000, are shown in the table set out below.

---------------------------------------------------------------------------------------------------------------------------------
                                                    % of Total                        Market Value
                                   Securities       Options/                          of Securities
                                   Under            SARs                              Underlying
                                   Options/         Granted to        Exercise        Options/
                                   SARs             Employees         Or              SARs on the Date
                                   Granted          in Financial      Base Price      of Grant                Expiration
Name                               (#)              Year              ($/Security)    ($/Security)                Date
---------------------------------------------------------------------------------------------------------------------------------
David Elsley                       31,680              15%               $5.70           $5.70               January 4, 2005

Christopher Waddick                16,980               8%               $5.70           $5.70               January 4, 2005

Clive Ward-Able                    60,000              27%               $8.25           $8.25               June 6, 2005

Eldon Smith                        10,110               5%               $5.70           $5.70               January 4, 2005
---------------------------------------------------------------------------------------------------------------------------------

Details of options exercised by the Named Executive Officers of the Corporation during the financial year ended November 30, 2000, are shown in the table set out below.

---------------------------------------------------------------------------------------------------------------------------------
                                  Securities          Aggregate               Unexercised              Value of Unexercised
                                  Acquired on         Value                   Options/SARs                  in-the-Money
                                  Exercise            Realized                at FY - End (#)        Options/SARs at FY - End ($)
Name                              (#)                 ($)                Exercisable/Unexercisable    Exercisable/Unexercisable
---------------------------------------------------------------------------------------------------------------------------------
David Elsley                      355,000             2,182,500               267,792/31,680               1,860,000/78,000

Christopher Waddick               185,000             1,568,250               211,735/16,980               1,350,000/42,000

Clive Ward-Able                       Nil                   Nil                20,000/40,000               Nil/Nil

Eldon Smith                        50,000               245,500               165,528/10,110               1,080,000/25,000
---------------------------------------------------------------------------------------------------------------------------------

4.  Employment Contracts
The Corporation has entered into an employment agreement, made as of the 31st day of January 1997, with Mr. David G. Elsley. Pursuant to this agreement, Mr. Elsley serves the Corporation as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term, ending on January 31, 2002, and an annual remuneration of $225,000 per annum. Mr. Elsley is entitled to benefits available to other employees of the Corporation. The agreement is terminable at the option of the Corporation; however, if such agreement is not terminated for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' salary, and any options or warrants then outstanding vest for their full term. The agreement contains standard non-competition and non-solicitation provisions.




PROXY CIRCULAR                         9

MANAGEMENT PROXY CIRCULAR continued


The Corporation has entered into an employment agreement, made as of the 10th day of March 1997, with Mr. Christopher J. Waddick. Pursuant to this agreement, Mr. Waddick serves the Corporation as its Vice-President, Finance, Chief Financial Officer, and Secretary and Treasurer. The agreement provides for an annual remuneration of $170,000 per annum. The other terms of the agreement are similar to those described for Mr. Elsley.

The Corporation has entered into an employment agreement, made as of the 8th day of August 2000, with Dr. Clive Ward-Able. Pursuant to this agreement, Dr. Ward-Able serves the Corporation as its Vice-President, Research and Development. The agreement provides for no fixed term, and an annual remuneration of $180,000 per annum. The agreement is terminable at the option of the Corporation; however, if such agreement is not terminated for cause, Dr. Ward-Able is entitled to a lump-sum payment equal to four months' salary. The other terms of the agreement are similar to those described for Mr. Elsley.

5. Composition of the Compensation Committee
Matters relating to compensation are the responsibility of the Corporation's Compensation and Corporate Governance Committee. This committee of the Board of Directors consists of three unrelated directors, Terrance Gregg, John Villforth, and Graham Strachan.

6. Report on Executive Compensation
The Compensation and Corporate Governance Committee (the "Committee") is charged with the responsibility of reviewing the Corporation's compensation policies and practices, compensation of officers, including the Chief Executive Officer, succession planning, and corporate governance practices. Recommendations regarding these issues are made to the Board of Directors, which has final approval on such matters.

The Corporation's compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. As a general rule for establishing compensation for executive officers, the Committee considers the executive's performance, experience, and position within the Corporation, industry compensation surveys, and the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee. The
Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal, and individual circumstances. Compensation of executive officers of the Corporation is reviewed on an annual basis.

The objectives of the Corporation's compensation policies and programs for executive officers are to:

(a) motivate and reward executive officers for the achievement of significant corporate and functional objectives;

(b) recruit and retain executive officers of a high calibre; and

(c) align the interests of the executive officers with the interests of shareholders and the intermediate and long-term objectives of the Corporation.

Presented by the Compensation and Corporate Governance Committee

Terrance Gregg
John Villforth
Graham Strachan

                                        10                        PROXY CIRCULAR


7. Performance Graph
The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation since November 30, 1995,(1) with the cumulative total return of the TSE 300 Composite Index.(2)


[GRAPH - GRAPH DATA POINTS PLOTTED FROM BELOW]


                    1995     1996     1997     1998       1999      2000
--------------------------------------------------------------------------
Vasogen Inc.        100       149      161      130        552        709
TSE Indes           100       129      140      136        161        189


(1) On July 5, 1996, the Corporation discontinued quotation on The Canadian Dealing Network and commenced trading on the Montreal Exchange. On July 22, 1999, the Corporation discontinued trading on The Montreal Exchange and commenced trading on The Toronto Stock Exchange. On November 23, 1999, the Corporation commenced trading on the American Stock Exchange.

(2) Assumes $100 invested in both the Corporation's common shares and the TSE Index on November 30, 1995.

8. Compensation of Directors
Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive a fee of up to $1,500 for each meeting of the Board and $500 for each meeting of any Committee thereof attended. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred on the business of the Corporation and are eligible to receive stock options. For the fiscal period ended November 30, 2000, the Corporation paid $34,500 in directors' fees, as well as reimbursement of reasonable travel expenses.

Interests  of  Management  and  Others  in  Material  Transactions
There are no material interests, direct or indirect, of directors, senior officers, or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.


Statement on Corporate Governance Procedures
The Toronto Stock Exchange (the "Exchange") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate


PROXY CIRCULAR                         11

MANAGEMENT PROXY CIRCULAR continued


boards, their functions, the effectiveness and education of board members, and other items dealing with sound corporate governance. The Exchange requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to the guidelines.

The Corporation believes that its corporate governance practices in effect are designed with a view to ensure that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value. A synopsis of the related Exchange guidelines and a commentary on the Corporation's approach with respect to each are set forth below.

Mandate  of the  Board of  Directors
The mandate of the Board is to manage corporate governance matters pertaining to the business and affairs of the Corporation. In fulfilling its mandate, the Board as a whole oversees the development and application of policies regarding corporate governance, deals with corporate governance issues, and is responsible for

(a)  adopting a strategic planning process for the Corporation;

(b) identifying the principal risks of the Corporation's business and ensuring the implementation of the appropriate systems to manage these risks;

(c) succession planning for the Corporation, including identifying, appointing, training, and monitoring senior Management;

(d) overseeing the integrity of the Corporation's internal controls and management information systems; and

(e) maintaining a continuing dialogue with Management in order to ensure the ability to respond to changes, both internal and external, which may affect the Corporation and its business operations from time to time.

In carrying out its mandate, the Board holds regular meetings annually, and has established two committees with specific responsibilities, from its members. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Corporation's business and the opportunities or risks, which the Corporation faces from time to time.

Composition of the Board
The  Guidelines  recommend  that  a  board  be  constituted  by  a  majority  of individuals who come within the description of "unrelated directors." An "unrelated director" is defined as a director who is independent of Management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. The guidelines also recommend that in the circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors), the Board should include a number of directors who do not have interests in or relationships with the corporation or the significant shareholder, so that the Board fairly reflects the investment in the corporation by the shareholders other than the significant shareholder.

The Board has determined that of its nine current directors, seven are unrelated directors. David Elsley, the President and Chief Executive Officer of the Corporation, and Eldon Smith, the Vice-President of Scientific Affairs of the
Corporation, are the only Board members who are considered related. The Corporation does not have a significant shareholder, and the Board considers its size of nine directors to be appropriate at the current time. However, the Board can appoint up to two additional directors before the next meeting of shareholders is held, to add to the breadth of its experience and expertise.

Committees
The Board has  established an Audit  Committee and a Compensation  and Corporate
Governance   Committee   to  perform   certain   advisory   functions   to  make
recommendations and to report to the Board. The directors on both



                                       12                         PROXY CIRCULAR
these committees are unrelated directors within the meaning of the TSE report. A brief description of these committees, and their respective mandates, is set forth below.

Audit Committee
The Audit Committee consists of three unrelated directors, William Grant, Benoit La Salle, and Andre Berard. Mr. Berard replaced Jan-Eric Osterlund on the Audit Committee subsequent to the fiscal year-end. The Audit Committee reviews the annual and quarterly financial statements of the Corporation and certain other public disclosure documents required by regulatory authorities, and makes recommendations to the Board with respect thereto. The Audit Committee also reviews with the auditors and Management the adequacy of the Corporation's financial reporting and internal control procedures to ensure they are effective and appropriate. The Charter of the Audit Committee is provided in Schedule "C."

Compensation and Corporate Governance Committee
The Compensation and Corporate Governance Committee consists of three unrelated directors, Terrance Gregg, John Villforth, and Graham Strachan. Mr. Villforth replaced Donald Grilli on the Compensation and Corporate Governance Committee subsequent to the fiscal year-end. The Compensation and Corporate Governance
Committee reviews the Corporation's compensation policies and practices, compensation of senior Management, succession planning, size and constitution of the Board, and corporate governance practices, and makes recommendations to the Board of Directors.

Independence from Management
The Guidelines state that the independence of a board is most simply assured by appointing a Chairman who is not a member of Management. The Chairman of the Board, William R. Grant, is not a member of Management, and the Board has determined him to be an unrelated director. Moreover, the Board considers that, by virtue of the number of unrelated directors, it is independent from Management. If the need ever arises, the Board, or a committee thereof, will meet independently of any related director.

Decisions Requiring Prior Board Approval
In addition to matters, which must, by law or by the Articles of the Corporation, be approved by the Board, Management is required to seek Board approval for major transactions.

Corporate Governance Function
The Board will monitor its performance in light of the corporate governance guidelines suggested by the TSE report and will recommend modifications where appropriate in order to ensure that the Corporation's systems of corporate governance continue to be appropriate for its needs. The Board will monitor and assess its effectiveness, its size and composition, its committees, and the individual performance of directors. It is the Board's policy to ensure that a full program of orientation and education is provided to any new nominee, including provision of a complete corporate history and, as applicable, copies of past Minutes of Board Meetings, and information regarding the Corporation's business and operations.

Investor Relations
The Corporation communicates regularly with its shareholders, and Management is available to respond to questions and concerns of its shareholders on a timely basis. The Board believes that the Corporation's communication with its shareholders and the manner in which it addresses the questions and concerns of its shareholders are responsive and effective.

Insurance of Directors and Officers
The Corporation purchases liability insurance for the benefit of its directors and officers, which covers them against certain liabilities contracted by them in such capacity. In 2000, this insurance provided a maximum coverage of $30 million per event and policy year. For the financial year ended November 30, 2000, the premium paid by the Corporation was $165,000. When the Corporation is authorized or required to indemnify insureds, a deductible of $25,000 applies.


PROXY CIRCULAR                         13

MANAGEMENT PROXY CIRCULAR continued


Other Business
As of the date of this Management Proxy Circular, the Board of Directors and the Management of the Corporation are not aware of any matters to come before the Meeting other than those matters specifically identified in the accompanying notice of meeting. However, if such other matters properly come before the Meeting or any adjournment(s) thereof, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

General
The Board of Directors of the Corporation has approved the contents and the distribution of this Management Proxy Circular.

DATED at Toronto, Ontario, this 30th day of March 2001.

BY ORDER OF THE BOARD OF DIRECTORS







Christopher J. Waddick (Signed)
Vice-President, Finance, Secretary and Treasurer
Chief Financial Officer



                                       14                         PROXY CIRCULAR

SCHEDULE "A"

RESOLUTION OF THE SHAREHOLDERS OF VASOGEN INC.

Ratification of the Shareholder Rights Plan Agreement





     RESOLVED as an ordinary resolution that:

1. the entering into by the Corporation of a shareholder rights plan agreement with CIBC Mellon Trust Company, as rights agent, substantially in the form attached hereto as Exhibit "A", is hereby ratified, sanctioned, and confirmed in all respects; and

2. any officer or director of the Corporation be, and he is hereby authorized for and on behalf of the Corporation, to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.

















PROXY CIRCULAR / SCHEDULE "A"                                                S-1

EXHIBIT "A"

                                  VASOGEN INC.

                                       and

                            CIBC MELLON TRUST COMPANY

                                 as Rights Agent














                        SHAREHOLDER RIGHTS PLAN AGREEMENT
                        ---------------------------------




                          Dated as of November 22, 2000


TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION..............................................................1

1.1      CERTAIN DEFINITIONS............................................................1
1.2      CURRENCY......................................................................10
1.3      HEADINGS......................................................................10
1.4      NUMBER AND GENDER.............................................................10
1.5      ACTING JOINTLY OR IN CONCERT..................................................11
1.6      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES......................................11
1.7      STATUTORY REFERENCES..........................................................11

ARTICLE 2 - THE RIGHTS ................................................................11

2.1      LEGEND ON COMMON SHARE CERTIFICATES ..........................................11
2.2      INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS .............12
2.3      ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS...............................14
2.4      DATE ON WHICH EXERCISE IS EFFECTIVE...........................................18
2.5      EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES.........18
2.6      REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE...........................18
2.7      MUTILATED, DESTROYED, LOST AND STOLEN RIGHT CERTIFICATES .....................19
2.8      PERSONS DEEMED OWNERS.........................................................19
2.9      DELIVERY AND CANCELLATION OF RIGHTS CERTIFICATES .............................19
2.10     AGREEMENT OF RIGHTS HOLDERS...................................................20
2.11     RIGHTS CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER............................20

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS.............21
3.1      FLIP-IN EVENT.................................................................21

ARTICLE 4 - THE RIGHTS AGENT ..........................................................22
4.1      GENERAL ......................................................................22
4.2      MERGER OR AMALGAMATION OR CHANGE OF NAME OF RIGHTS AGENT......................23
4.3      DUTIES OF RIGHTS AGENT........................................................23
4.4      CHANGE OF RIGHTS AGENT........................................................24

ARTICLE 5 - MISCELLANEOUS .............................................................25
5.1      REDEMPTION AND WAIVER ........................................................25
5.2      EXPIRATION....................................................................27
5.3      ISSUANCE OF NEW RIGHT CERTIFICATES ...........................................27
5.4      SUPPLEMENTS AND AMENDMENTS....................................................27
5.5      FRACTIONAL RIGHTS AND FRACTIONAL SHARES.......................................28
5.6      RIGHTS OF ACTION .............................................................29
5.7      REGULATORY APPROVALS..........................................................29
5.8      DECLARATION AS TO NON-CANADIAN HOLDERS........................................29
5.9      NOTICE OF PROPOSED ACTIONS....................................................29
5.10     NOTICES.......................................................................29
5.11     COST OF ENFORCEMENT...........................................................30
5.12     SUCCESSORS....................................................................30
5.13     BENEFITS OF THIS AGREEMENT....................................................31
5.14     GOVERNING LAW.................................................................31
5.15     SEVERABILITY..................................................................31
5.16     EFFECTIVEDATE.................................................................31
5.17     DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS .........................31
5.18     RIGHTS OF BOARD, CORPORATION AND OFFEROR......................................31
5.19     REGULATORY APPROVALS..........................................................31
5.20     DECLARATION AS TO NON-CANADIAN HOLDERS........................................32
5.21     TIME OF THE ESSENCE...........................................................32
5.22     EXECUTION IN COUNTERPARTS.....................................................32
5.23     EXPIRATION TIME...............................................................32

EXHIBIT "A" continued


 SHAREHOLDER RIGHTS PLAN AGREEMENT


 THIS AGREEMENT dated as of the 22nd day of November, 2000 between Vasogen Inc. (the "Corporation"), a corporation incorporated under the Canada Business Corporations Act,and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent hereunder.

 WHEREAS the Board of Directors has determined that in order to maximize shareholder value it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the "Rights Plan");

 AND WHEREAS in order to implement the adoption of the Rights Plan the Board of Directors has

 (a) authorized the issuance of one Right effective the Record Time in respect of each Common Share outstanding at the Record Time; and

 (b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

 AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation (or, in certain cases, of certain other entities) pursuant to the terms and subject to the conditions set forth herein; AND WHEREASthe Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights, and other matters referred to herein;

 AND WHEREAS the term of the Rights Plan ends on the date of the Corporation's Annual Meeting of Shareholders to be held in 2003, at which time the Rights expire unless they are terminated, redeemed or exchanged earlier by the Board of Directors;

 NOW THEREFORE in consideration of the foregoing premises and the respective covenants and agreements set forth herein the parties hereby agree as follows:


 ARTICLE 1 - INTERPRETATION

 1.1  Certain Definitions
 For purposes of this Agreement, the following terms have the meanings indicated:

 (a) "1933 Securities Act" means the Securities Act of 1933of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

 (b) "1934 Exchange Act" means theSecurities Exchange Act of 1934of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

 (c) "Acquiring Person"means, any Person who is the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

         (i)    the Corporation or any Subsidiary of the Corporation;


PROXY CIRCULAR / EXHIBIT "A"                                                   1

EXHIBIT "A" continued

         (ii) any Person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the
                Corporation as a result of (A) Corporate Acquisitions, (B) Permitted Bid Acquisitions, (C) Corporate Distributions or (D) Exempt Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of twenty percent (20%) or more of the Voting Shares of the Corporation then outstanding by reason of one or more or any combination of the operation of a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution or Exempt Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution or Exempt Acquisition, becomes the Beneficial Owner of an additional one percent (1%) or more of the outstanding Voting Shares of the Corporation other than pursuant to Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions or Exempt Acquisitions, then as of the date of
                such  acquisition,   such  Person  shall  become  an  "Acquiring
                Person";

         (iii) for a period of ten (10) days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on Clause 1.1(g)(vii) hereof solely because such Person makes or announces an intention to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario)) by such Person or the Corporation of the intent to commence such a Take-over Bid being herein referred to as the "Disqualification Date");

         (iv) an underwriter or member of a banking or selling group which acquires Voting Shares of the Corporation from the Corporation in connection with a bona fide distribution to the public of securities of the Corporation; and

         (v) a Person (a "Grandfathered Person") who is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to Beneficially Own more than 20% of the outstanding Voting Shares; or (2) through the acquisition of additional Voting Shares, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through an acquisition pursuant to which a Person becomes a Beneficial
                Owner of additional Voting Shares by reason of one or any combination of the operation of Paragraphs 1.1(c) (ii)(A), (B),
                (C) or (D).

 (d) "Affiliate" when used to indicate a relationship with a specified Person, means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

 (e) "Agreement" means this agreement as amended, modified or supplemented from time to time.

 (f) "Associate" when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same residence as such specified Person, a spouse of that Person, any person of the same or opposite sex with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same residence as such specified Person.

 (g)     a  Person  shall  be  deemed  the  "Beneficial   Owner",  and  to  have
         "Beneficial Ownership" of, and to "Beneficially Own":

         (i) any securities as to which such Person or any Affiliate or Associate of such Person is or may be deemed to be the owner at law or in equity;

         (ii) any securities as to which such Person or any Affiliate or Associate of such Person has the right to acquire (whether such right is exercisable immediately or within a period of 75 days thereafter or upon the



2                                                   PROXY CIRCULAR / EXHIBIT "A"
                occurrence of a contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters or banking group or selling group members with respect to a public offering of securities and other than bona fide pledges of securities) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option or otherwise; and

         (iii) any securities which are Beneficially Owned within the meaning of the foregoing provisions of this Subsection 1.1(g) by any other Person with whom such Person is acting jointly or in concert;

         provided, however, that a Person shall not be deemed the"Beneficial Owner", or to have"Beneficial Ownership" of, or to"Beneficially Own", any security solely because:

         (iv) such security has been deposited or tendered pursuant to any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person, unless such deposited or tendered security has been taken up or paid for, whichever shall first occur; or

         (v) such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or any such Person has an agreement, arrangement or understanding with respect to a particular shareholder proposal or proposals or a particular matter or matters to come before a meeting of shareholders, including the election of directors; or

         (vi) such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation; or

         (vii) (A) such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person, holds or exercises dispositive power over such security; provided that the ordinary business of any such Person (the "Fund Manager") includes the management of investment funds for others and such dispositive power over such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a "Client"), (B) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds or exercises dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an "Estate Account") or for such other accounts (each an "Other Account"), (C) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; (D) the ordinary business of any such Person includes acting as an agent of the Crown in the management of public assets (the "Crown Agent"), or (E) the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds or exercises dispositive power over such security, provided that the Person exercising such dispositive power is the administrator or the trustee of one or more pension funds or plans (each a "Pension Fund") registered under the laws of Canada or any province thereof or the United States or any state thereof (the "Independent Person") and holds such securities solely for the purposes of its activities as an Independent Person, and further provided that such Person:

                (a) does not hold or exercise  dispositive  power over more than
                    thirty   percent   (30%)  of  the   Voting   Shares  of  the
                    Corporation;



PROXY CIRCULAR / EXHIBIT "A"                                                   3

EXHIBIT "A" continued


                (b) holds such Voting Shares of the  Corporation  for investment purposes; and

                (c) is not acting jointly or in concert with any other Person;

                provided, however, that in any of the foregoing cases no one of the Fund Manager, the Trust Company, the Crown Agent or the Independent Person makes or proposes to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (other than by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market); or

         (viii) such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement; or

         (ix) such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds or exercises dispositive power over such security, or such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises dispositive power over such security, or such Person is a Pension Fund with the same Independent Person as another Pension Fund;

         (x) such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager, or such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or such Person is a Pension Fund and such security is owned at law or in equity by the Independent Person of the Pension Fund; or

         (xi) such Person is the registered holder of securities as a result of carrying on the business of, or acting as a nominee of a securities depository.

         For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product of one hundred (100) and the number of which the numerator is the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person and the denominator of which is the number of votes for the election of all directors generally attaching to all outstanding Voting Shares. Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be issued and outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person.

 (h) "Board of Directors"means, at any time, the duly constituted board of directors of the Corporation.

 (i) "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in Toronto or New York are authorized or obligated by law to close.

 (j)     "Canada   Business   Corporations   Act"   means   theCanada   Business
         Corporations Act, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.

 (k) "Canadian Dollar Equivalent" means any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S. Canadian Exchange Rate on such date.

 (l) "close of business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) is closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement.

 (m) "Common Shares" when used with reference to the Corporation, means the common shares in the capital of the Corporation and, when used with reference to any Person other than the Corporation, means the class or


4                                                   PROXY CIRCULAR / EXHIBIT "A"
         classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

 (n) "Competing Permitted Bid" means a Take-over Bid which: (i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid; (ii) satisfies all the components of the definition of a Permitted Bid, except that the requirements set out in Clause (ii) of the definition of a Permitted Bid shall be satisfied if the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on the date that is no earlier than the later of: (A) the sixtieth (60th) day after the date on which the Permitted Bid which preceded the Competing Permitted Bid was made; and (B) twenty-one (21) days after the date of the Take-over Bid constituting the Competing Permitted Bid; and only if at that date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

 (o) "controlled": a corporation is "controlled" by another Person or two or more Persons if:

         (i) securities entitled to vote in the election of directors carrying more than fifty percent (50%) of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

         (ii)   the votes carried by such securities are entitled, if exercised,
                to  elect  a  majority  of  the  board  of   directors  of  such
                corporation;

         and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

 (p) "Corporate Acquisition"means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation of Voting Shares of the Corporation, which by reducing the number of Voting Shares of the Corporation outstanding increases the proportionate number of Voting Shares Beneficially Owned by any Person.

 (q) "Corporate Distribution"means an acquisition of Voting Shares of the Corporation as a result of:

          (i) a stock dividend or a stock split or other event pursuant to which a person receives or acquires Voting Shares on the same pro rata basis as all other holders of the same class of Voting Shares;

          (ii) any dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical to the Corporation as a result of applicable law);

          (iii) the receipt and/or exercise of rights issued by the Corporation to purchase Voting Shares distributed to all the holders of a series or class of Voting Shares of the Corporation to subscribe for or purchase Voting Shares of the Corporation, (other than holders resident in any jurisdiction where the distribution or exercise of such rights is restricted or impractical as a result of applicable law), provided that such rights are acquired directly from the Corporation and not from any other Person; or

          (iv) a distribution of Voting Shares, or securities convertible into, exchangeable for or carrying the right to acquire Voting Shares (and the conversion or exchange of such convertible or exchangeable securities or the exercise of the right to acquire Voting Shares carried by such securities), made pursuant to a prospectus or by way of a private placement.


PROXY CIRCULAR / EXHIBIT "A"                                                  5

EXHIBIT "A" continued


 (r) "Disqualification Date"has the meaning ascribed thereto in Clause 1.1(c)(iii).

 (s)     "Effective Date" has the meaning ascribed thereto in Section 5.16.

 (t)     "Election to Exercise" has the meaning  ascribed  thereto in Subsection
         2.2(d).

 (u) "Exempt Acquisition" means an acquisition of Voting Shares of the Corporation, in respect of which the Board of Directors has waived the application of Section 3.1 hereof pursuant to the provisions of Subsections 5.1(b), (c) or (f) hereof or which was made on or prior to the Record Time.

 (v) "Exercise Price"means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $200.00.

 (w)     "Expansion  Factor"has  the  meaning  ascribed  thereto  in  Subsection
         2.3(a)(v).

 (x)     "Expiration  Time" means the earlier of: (i) the Termination  Time, and
         (ii) the close of business on the date of the Corporation's annual meeting of Shareholders in 2003.

 (y) "Flip-in Event" means a transaction in or pursuant to which any Person becomes an Acquiring Person.

 (z)     "holder"has the meaning ascribed thereto in Section 2.8.

 (aa) "Independent Shareholders" means holders of Voting Shares of the Corporation, but shall not include: (i) any Acquiring Person; (ii) any Offeror (including an Offeror who has announced an intention to make or who makes a Permitted Bid or Competing Permitted Bid); (iii) any Affiliate or Associate of such Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of any such plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid.

 (bb) "Lock-up Agreement"means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), provided that:

              (i) the agreement:

                     A. permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that is higher than the offering price contained in or proposed to be contained in the Lock-up Bid; or

                     B.(a) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Voting Share contained in or proposed to be contained in the Lock-up Bid; and

                       (b) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

6                                                   PROXY CIRCULAR / EXHIBIT "A"
                            and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an offeror an opportunity to match a higher price in another take-over bid or other similar limitation on a Locked-up Person as long as the Locked-up Person is not precluded indefinitely from accepting another bid or tendering to another transaction; and

              (ii) no "break-up" fees, "top-up" fees, penalties or other amounts that exceed in the aggregate one-half of the cash equivalent of any amount in excess of the amount offered under the Lock-up Bid and the Locked-up Person receives pursuant to another Take-over Bid or transaction shall be payable pursuant to the agreement in the event that the Locked-up Person fails to tender Voting Shares pursuant thereto in order to accept the other Take-over Bid or support another transaction.

 (cc) "Market Price" per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the twenty (20) consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be (i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by The Toronto Stock Exchange; or (ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on The Toronto Stock Exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which the securities are listed or admitted to trading; or (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on The Toronto Stock Exchange or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by The Canadian Dealing Network Inc. or such other comparable system then in use; or
         (iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors; provided, however, that if on any such date the securities are not traded on any stock exchange or in the over-the-counter market, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker.

         The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the twenty
         (20) consecutive trading day period in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof. Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price of which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation.

 (dd)    "Offer to Acquire"shall include:

         (i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, Voting Shares of the Corporation; and


PROXY CIRCULAR / EXHIBIT "A"                                                   7

EXHIBIT "A" continued


         (ii) an acceptance of an offer to sell Voting Shares of the Corporation, whether or not such offer to sell has been solicited; or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

 (ee) "Offeror"means a Person who has announced an intention to make, or who makes, a Take-over Bid.

 (ff) "Offeror's Securities" means Voting Shares of the Corporation Beneficially Owned by an Offeror, any Affiliate or Associate of such Offeror, any Person acting jointly or in concert with the Offeror or with any Affiliate of the Offeror and any Affiliates or Associates of such Person so acting jointly or in concert.

 (gg) "Permitted Bid"means a Take-over Bid made by an Offeror which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

         (i) the Take-over Bid shall be made to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offeror;

         (ii) the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than sixty (60) days following the date of the -Take-over Bid, and only if at such date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Take-over Bid and not withdrawn;

         (iii) the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn in accordance with applicable law, Voting Shares of the Corporation may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause (ii) of this Subsection 1.1(gg) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

         (iv) the Take-over Bid shall contain an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn, (A) the Offeror will make a public announcement of that fact on the date the Take-over Bid would otherwise expire; and (B) the Take-over Bid will be extended for a period of not less than ten (10) Business Days from the date it would otherwise expire.

 (hh) "Permitted Bid Acquisitions"means share acquisitions made pursuant to a Permitted Bid or a Competing Permitted Bid.

 (ii) "Person" means any individual, firm, partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity, and pronouns have a similar extended meaning.

 (jj) "Pro Rata Acquisition" means an acquisition of Voting Shares pursuant to: (i) the receipt and/or exercise of rights issued by the Corporation to all holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Corporation as part of a rights offering and not from any other Person; or (ii) a distribution by the Corporation of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by the Corporation,



8                                                   PROXY CIRCULAR / EXHIBIT "A"
         provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible or exchangeable for Voting Shares of that class, than the Person's percentage of Voting Shares Beneficially owned immediately prior to such acquisition.

 (kk)    "Record Time" means 5:00 p.m. (Toronto time) on November 22, 2000.

 (ll)    "Redemption  Price" has the  meaning  ascribed  thereto  in  Subsection
         5.1(a).

 (mm) "regular periodic cash dividends" means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of

         (i) two hundred percent (200%) of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

         (ii) three hundred percent (300%) of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

         (iii) one hundred percent (100%) of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

 (nn)    "Right"means a right issued pursuant to this Agreement.

 (oo) "Rights Agent" means CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada or any successor Rights Agent appointed pursuant to Subsection 4.1(a).

 (pp)    "Rights  Certificate"  has the meaning  ascribed  thereto in Subsection
         2.2(c).

 (qq) "Rights Holders' Special Meeting" means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c).

 (rr)    "Rights  Register"  has the  meaning  ascribed  thereto  in  Subsection
         2.6(a).

 (ss) "Securities Act(Ontario)" means theSecurities Act,R.S.O. 1990, c. S.5. as amended, and the regulations, rules, policies, and notices thereunder, and any comparable or successor laws, regulations, rules, policies or notices thereto.

 (tt) "Separation Time" means the close of business on the eighth (8th) Trading Day after the earlier of (i) the Stock Acquisition Date, and
         (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid) or such later date as may be determined by the Board of Directors provided that, if any Take-over Bid referred to in Clause (ii) of this Subsection 1.1(tt) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this Subsection 1.1(tt), never to have been made and provided further that if the Board of Directors determines pursuant to Subsections 5.1(b),
         (c) or (f) hereof to waive the application of Section 3.1 hereof to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

 (uu) "Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario) or Section 13(d) of the 1934 Exchange Act) by the Corporation or an Offeror or Acquiring Person of facts indicating that a Person has become an Acquiring Person.



PROXY CIRCULAR / EXHIBIT "A"                                                   9

EXHIBIT "A" continued

 (vv) "Subsidiary":a corporation shall be deemed to be a Subsidiary of another corporation if:

         (i)  it is controlled by:

              (A)    that other; or

              (B) that other and one or more corporations each of which is controlled by that other; or

              (C) two or more corporations each of which is controlled by that other; or

         (ii) it  is  a  Subsidiary  of  a  corporation  that  is  that  other's
              Subsidiary.

 (ww)    "Take-over  Bid"  means  an  Offer  to  Acquire  Voting  Shares  of the
         Corporation or securities convertible into or exchangeable for or carrying a right to purchase Voting Shares of the Corporation where the Voting Shares of the Corporation subject to the Offer to Acquire, together with the Voting Shares of the Corporation into which the securities subject to the Offer to Acquire are convertible, exchangeable or exercisable, and the Offeror's Securities, constitute in the aggregate twenty percent (20%) or more of the outstanding Voting Shares of the Corporation at the date of the Offer to Acquire.

 (xx) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(h) hereof.

 (yy) "Trading Day", when used with respect to any securities, means a day on which the principal Canadian stock exchange or American stock exchange or market on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or American stock exchange or market, a Business Day.

 (zz)    "U.S. - Canadian Exchange Rate"means on any date:

         (i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

         (ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

 (aaa) "Voting Shares" means, with respect to any Person, the Common Shares of such Person and any other shares of capital stock or voting interests of such Person entitled to vote generally in the election of all directors.

 1.2 Currency

 All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

 1.3 Headings
 The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

 1.4 Number and Gender
 Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.


 10                                                 PROXY CIRCULAR / EXHIBIT "A"

 1.5  Acting Jointly or in Concert
 For the purposes of this Agreement, a Person shall be deemed to be acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal, with the first Person or any Associate or Affiliate of such Person for the purpose of acquiring or making an Offer to Acquire Voting Shares of the Corporation.

 1.6 Generally Accepted Accounting Principles
 Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

 1.7  Statutory References
 Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or Rule of any statute or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.


 ARTICLE 2 - THE RIGHTS

 2.1 Legend on Common Share Certificates

         (a) Certificates issued for Common Shares after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them, a legend in substantially the following form:


             UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS PLAN REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF NOVEMBER 22, 2000 (THE "RIGHTS PLAN"), BETWEEN VASOGEN INC. (THE "CORPORATION") AND CIBC MELLON TRUST COMPANY, AS RIGHTS AGENT (THE "RIGHTS AGENT"), THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE PRINCIPAL EXECUTIVE OFFICE OF THE CORPORATION. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS PLAN, SUCH RIGHTS MAY BE AMENDED OR REDEEMED, MAY EXPIRE, MAY BECOME NULL AND VOID (IF, IN CERTAIN CASES, THEY ARE ISSUED TO OR "BENEFICIALLY OWNED" BY ANY PERSON WHO IS, WAS OR BECOMES AN "ACQUIRING PERSON", AS SUCH TERMS ARE DEFINED IN THE RIGHTS PLAN, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE CORPORATION WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS PLAN TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON RECEIPT OF A WRITTEN REQUEST THEREFOR.

         (b) Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.


PROXY CIRCULAR / EXHIBIT "A"                                                  11

EXHIBIT "A"  continued



 2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

 (a) Right to entitle holder to purchase one Common Share prior to adjustment. Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share of the Corporation (which price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation and any of its Subsidiaries shall be void.

 (b) Rights not exercisable until Separation Time. Until the Separation Time,(i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

 (c) Delivery of Rights Certificate and disclosure statement. From and after the Separation Time and prior to the Expiration Time: (i) the Rights shall be exercisable, and (ii) the registration and transfer of the Rights shall be separate from, and independent of, Common Shares.

         Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and other than in respect of any Rights Beneficially Owned by such Acquiring Person which are not held by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a certificate (a "Rights Certificate") in substantially the form of Exhibit A-1 hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and
         (B) a disclosure statement describing the Rights, provided that a nominee shall be sent the materials provided for in (A) and (B) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

 (d) Exercise of Rights.Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent (on behalf of the Corporation), of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised, all of the above to be received before the Expiration Time by the Rights Agent at its principal office in any of the cities listed on the Rights Certificate.

 (e) Duties of Rights Agent upon receipt of Election to Exercise.Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by Subsection 3.1(b) hereof, and payment as set forth in Subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:


12                                                  PROXY CIRCULAR / EXHIBIT "A"

         (i) requisition from the transfer agent for the Common Shares certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

         (ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

         (iii) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such registered holder;

         (iv) when appropriate, after receipt, deliver such payment (less any amounts required to be withheld) to or to the order of the registered holder of the Rights Certificate; and

         (v) tender to the Corporation all payments received on exercise of the Rights.

 (f) Partial Exercise of Rights. In case the holder of any Rights shall exercise less than all of the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

 (g) Duties of the Corporation. The Corporation covenants and agrees that it will:

         (i) take all such action as may be necessary and within its power to ensure that all Common Shares or other securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

         (ii) take all such action as may be necessary and within its power to ensure compliance with the provisions of Section 3.1 hereof including, without limitation, all such action to comply with any applicable requirements of the Canada Business Corporations Act, the Securities Act (Ontario), the 1933 Securities Act, the 1934 Exchange Act and any applicable comparable securities legislation of any other applicable jurisdiction, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

         (iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon issuance on the principal stock exchanges on which the Common Shares were traded prior to the Stock Acquisition Date;

         (iv) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

         (v) pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (but for greater certainty, not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares or other securities in a name other than that of the registered holder of the Rights being transferred or exercised; and

         (vi) after the Separation Time, except as permitted by Sections 5.1 or 5.4 hereof, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.


PROXY CIRCULAR / EXHIBIT "A"                                                  13

EXHIBIT "A" continued

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of Common Shares or other securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this
Section 2.3.

 (a) Adjustment to Exercise Price upon changes to share capital. In the event the Corporation shall at any time after the Record Time:

         (i) declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) other than the issue of Common Shares or such exchangeable or convertible securities to holders of Common Shares in lieu of but not in an amount which exceeds the value of regular periodic cash dividends;

         (ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

         (iii) combine or change the outstanding Common Shares into a smaller number of Common Shares or;

         (iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this
                Section 2.3;

         the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this
         Section 2.3 and Section 3.1 hereof, the adjustment provided for in this
         Section 3.1 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

         If the Exercise Price and number of Rights outstanding are to be adjusted:

         (v) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

         (vi) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

         For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

         If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common
         Shares in a  transaction  of a type  described  in Clause  2.3(a)(i) or
         (iv), shares of such

14                                                  PROXY CIRCULAR / EXHIBIT "A"
         capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

         In the event the Corporation shall at any time after the Record Time prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

 (b) Adjustment to Exercise Price upon issue of rights, options and warrants.In case the Corporation shall at any time after the Record Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price or exchange price or exercise price per share, if a security convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares) less than ninety percent (90%) of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights so to be offered) would purchase at such Market Price per Common Share, and the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities are initially convertible, exchangeable or exercisable). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a certificate filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

         For purposes of this Agreement, the granting of the right to purchase Common Shares (or equivalent common shares) (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments or any employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares (or equivalent common shares) is at a price per share of not less than ninety percent (90%) of the current market price per share (determined as provided in such plans) of the Common Shares.

 (c) Adjustment to Exercise Price upon corporate distributions. In case the Corporation shall at anytime after the Record Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a regular periodic cash dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or subscription rights, options or warrants (excluding those referred to in Subsection 2.3(b) above), at a price per


PROXY CIRCULAR / EXHIBIT "A"                                                 15

EXHIBIT "A" continued

         Common Share that is less than ninety percent (90%) of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights, options or warrants applicable to a Common Share and the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

 (d) De minimis threshold for adjustment to Exercise Price. Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
         Section 2.3 shall be made to the nearest cent or to the nearest one-hundredth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the earlier of: (i) three (3) years from the date of the transaction which mandates such adjustment; and (ii) the Expiration Time.

 (e) Corporation may provide for alternate means of adjustment.Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Subsections 5.4(b) or 5.4(c) hereof, as applicable, in the event the Corporation shall at any time after the Record Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clauses 2.3(a)(i) or 2.3(a)(iv) or Subsections 2.3(b) or 2.3(c) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Corporation shall be entitled to determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

 (f) Adjustment to Rights exercisable into shares other than Common Shares. If as a result of an adjustment made pursuant to Section 3.1 hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this Section 2.3, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

 (g) Rights to evidence right to purchase Common Shares at adjusted Exercise Price.Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of such Right, all subject to further adjustment as provided herein.

 (h) Adjustment to number of Common Shares purchasable upon adjustment to Exercise Price. Unless the Corporation shall have exercised its election as provided in Subsection 2.3(i) below, upon each adjustment of the Exercise Price as a result of the calculations made in Subsections 2.3(b) and (c) above, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one


16                                                  PROXY CIRCULAR / EXHIBIT "A"
         ten-thousandth) obtained by: (i) multiplying (A) the number of shares purchasable upon exercise of a Right immediately prior to this adjustment by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.


 (i) Election to adjust number of Rights upon adjustment to Exercise Price.The Corporation shall be entitled to elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day thereafter, but, if Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(i), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 5.5 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date for the adjustment specified in the public announcement.

 (j) Rights Certificates may contain Exercise Price before adjustment.Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

 (k) Corporation may in certain cases defer issues of securities.In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

 (l) Corporation has discretion to reduce Exercise Price for tax reasons.Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3 as and to the extent that in their good faith judgment, the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of the Common Shares;
         (ii) issuance of any Common Shares at less than the Market Price; (iii) issuance of securities convertible into or exchangeable for Common Shares; (iv) stock dividends; or (v) issuance of rights, options or warrants, referred to in this Section 2.3 hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.



PROXY CIRCULAR / EXHIBIT "A"                                                  17

EXHIBIT "A" continued



 (m) Adjustment of Exercise Price. If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing Subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

2.4 Date on Which Exercise is Effective
 Each person in whose name any certificate for Common Shares is issued upon the exercise of Rights, shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made, provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates
 (a) The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman, the President, the Chief Financial Officer, or any Vice President, together with any other of such Persons or together with any one of its Secretary or Treasurer. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

 (b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature together with disclosure statements, and the Rights Agent shall manually countersign or by facsimile signature in a manner satisfactory to the Corporation and send such Rights Certificates and statements to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

 (c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange
 (a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the
         Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

         After  the  Separation  Time and  prior to the  Expiration  Time,  upon surrender for registration of transfer or exchange of any Rights Certificate and subject to the provisions of Subsection 2.6(c) below and the other provisions of this Agreement, the Corporation will execute and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.



PROXY CIRCULAR / EXHIBIT "A"                                                  18

 (b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

 (c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

 (d) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

 2.7 Mutilated, Destroyed, Lost and Stolen Right Certificates
 (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

 (b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such indemnity or other security as may be required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

 (c)     As a condition to the issuance of any new Rights Certificate under this
         Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

 (d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed lost or stolen Rights Certificate shall be at any time enforceable by anyone, and the holder thereof shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other holders of Rights duly issued by the Corporation.

 2.8  Persons Deemed Owners
 Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent shall be entitled to deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

 2.9  Delivery and Cancellation of Rights Certificates
 All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be


PROXY CIRCULAR / EXHIBIT "A"                                                  19

EXHIBIT "A" continued


 promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

 2.10 Agreement of Rights Holders
 Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

 (i) to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof, in respect of all Rights held;

 (ii) that prior to the Separation Time each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

 (iii) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

 (iv) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent shall be entitled to deem and treat the person in whose name the Rights Certificate (or prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

 (v) that such holder of Rights has waived his or her right to receive any fractional Rights or any fractional Common Shares upon exercise of Rights except as provided herein;

 (vi) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

 (vii) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Board of Directors nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of the inability of the Corporation, the Board of Directors or the Rights Agent to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

 2.11 Rights Certificate Holder not Deemed a Shareholder
 No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof,



20                                                  PROXY CIRCULAR / EXHIBIT "A"
 or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.


 ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS
 IN THE EVENT OF CERTAIN TRANSACTIONS

 3.1  Flip-in Event
 (a) Subject to Subsection 3.1(b), and Subsections 5.1(b), 5.1(c) and 5.1(f) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as may be necessary to ensure and provide within eight (8) Trading Days of such occurrence, or such longer period as may be required to satisfy all applicable requirements of theSecurities Act (Ontario), and the securities legislation of each other province of Canada and, if applicable, of the United States of America that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms hereof that number of Common Shares of the Corporation having an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

 (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time, and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person); or (ii) a transferee or other successor in title directly or indirectly of Rights held by an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person; shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any rights whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

 (c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of theCanada Business Corporations Act, the Securities Act(Ontario), the 1933 Securities Act, the 1934 Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the States of the United States in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

 (d) Any Rights Certificate that would represent Rights Beneficially owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Corporation in writing to the Rights Agent or contain the following legend:

         "THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE WERE ISSUED TO A PERSON WHO WAS AN ACQUIRING PERSON OR AN AFFILIATE OR AN ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR A PERSON WHO WAS ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE


PROXY CIRCULAR / EXHIBIT "A"                                                  21

EXHIBIT "A" continued



         OF AN ACQUIRING PERSON. THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY ARE VOID OR SHALL BECOME VOID IN THE CIRCUMSTANCES SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT."

         provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

 (e) If, upon the occurrence of a Flip-In Event, the aggregate number of Common Shares issuable upon the exercise of all Rights then outstanding would exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, the number of Common Shares acquirable pursuant to each Right shall, notwithstanding Subsection 3.1(a), be reducedpro ratato the extent necessary such that the aggregate number of Common Shares issuable upon the exercise of all outstanding Rights does not then exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, provided that any suchpro rata reduction will not affect the Exercise Price or any other term of this Agreement relating to the Rights.


ARTICLE 4 - THE RIGHTS AGENT

 4.1 General
 (a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agents and co-Rights Agents shall be as the Corporation may determine with the prior consent of the Rights Agent and the co-Rights Agents. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold them harmless against, any loss, liability, or expense incurred that is not the result of negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers or employees, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

 (b) The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

 (c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.



 22                                                 PROXY CIRCULAR / EXHIBIT "A"

 4.2 Merger or Amalgamation or Change of Name of Rights Agent
 (a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be
         consolidated,   or  any   corporation   resulting   from  any   merger,
         amalgamation,  statutory  arrangement  or  consolidation  to which  the
         Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of
         Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

 (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights
         Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

 4.3  Duties of Rights Agent
 The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, to all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound.

 (a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion. The Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

 (b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Financial Officer, or any Vice-President, the Treasurer or the Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

 (c) The Rights Agent will be liable hereunder only for events which are the result of its own negligence, bad faith or wilful misconduct and that of its officers, employees and other representatives.

 (d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.




PROXY CIRCULAR / EXHIBIT "A"                                                  23

EXHIBIT "A" continued

 (e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered or fully paid and non-assessable.

 (f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

 (g) The Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the
         President, the Chief Financial Officer, any Vice-President, the Treasurer or the Secretary of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.

 (h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

 (i) The Corporation agrees that it shall pay the Rights Agent for the services provided hereunder in accordance with the tariff of fees as agreed to in writing by the Corporation and the Rights Agent and shall reimburse the Rights Agent for all costs and expenses, including legal fees incurred in the carrying out of duties hereunder.

 (j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either by itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys as agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights
Agent The Rights Agent may resign and be discharged from its duties under this Agreement upon sixty (60) days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Voting Shares of the Corporation by registered or certified mail, and to the holders of the Rights in accordance with Section 5.8 hereof, all of which shall be at the expense of the Corporation. The Corporation may remove the Rights Agent upon sixty (60) days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Voting Shares of the Corporation by registered or certified mail and to the holders of the Rights in accordance with Section
5.8 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of sixty (60) days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder


24                                                  PROXY CIRCULAR / EXHIBIT "A"
 shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose upon receipt of all fees and expenses properly owing pursuant to this Agreement. Not later than the effective date of any such appointment. the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Voting Shares of the Corporation, and mail a notice thereof in writing to the holders of the Rights. The cost of giving any notice required under this Section 4.4 shall be borne solely by the Corporation. Failure to give any notice provided for in this
 Section 4.4 however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.


 ARTICLE 5 - MISCELLANEOUS

 5.1 Redemption and Waiver
 (a) Subject to the prior consent of the holders of Voting Shares or the holders of Rights obtained as set forth in Subsections 5.4(b) or 5.4(c) hereof, as applicable, the Board of Directors acting in good faith may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that an event of the type described in Section 2.3 hereof shall have occurred (such redemption price being herein referred to as the "Redemption Price").

 (b) Subject to the prior consent of the holders of Voting Shares obtained as set forth in Subsection 5.4(b) hereof, the Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, and upon prior written notice to the Rights Agent, determine to waive the application of Section 3.1 hereof to a Flip-in Event which may occur by reason of an acquisition of Voting Shares made otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(g) below). In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten (10) Business Days following the meeting of shareholders called to approve such waiver.

 (c) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section
         3.1 has not been waived pursuant to this Section 5.1, and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 hereof to a Flip-in Event which may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(g) below); provided that if the Board of Directors waives the application of
         Section 3.1 hereof to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 hereof to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted pursuant to this Subsection 5.1(c).

 (d)     The Board of Directors may, prior to the close of business on the tenth
         (10th) Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written



PROXY CIRCULAR / EXHIBIT "A"                                                  25

EXHIBIT "A" continued


         notice delivered to the Rights Agent,  waive the application of Section
         3.1 to the related Flip-In Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within ten (10) calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(d) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-In Event shall be deemed not to have occurred.

 (e) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(e), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the
         Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

 (f) Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, the Board of Directors may, prior to the close of business on the eighth (8th) day following the Stock Acquisition Date, determine, upon prior written notice delivered to the Rights Agent, to waive or to agree to waive the application of Section 3.1 hereof to a Flip-in Event, provided that both of the following conditions are satisfied:

               (i) the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that Person would become, an Acquiring Person; and

               (ii) such Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(f), such Person is no longer an Acquiring Person;

         and in the event of such a waiver, for the purposes of this Agreement, the Flip-in Event shall be deemed never to have occurred, and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

 (g) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(c) above, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Exempt Acquisition, as the case may be.

 (h) If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.4(b) or (c), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after redemption be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

 (i) Within ten (10) days after the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if Subsection 5.1(a) applies, within ten (10) Business Days after the holders of Voting Shares or the holders of Rights have approved the redemption of Rights in accordance with Subsection 5.4(b) or (c) hereof, as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last address as they appear upon the Rights Register


26                                                   PROXY CIRCULAR /EXHIBIT "A"
         or, prior to the Separation Time, on the registry books of the Transfer Agent for the Common Shares. Any notice, which is mailed in the manner herein provided, shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this
         Section 5.1 and other than in connection with the purchase of Common Shares prior to the Separation Time.

 (j) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(j), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

 (k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Subsection 5.1(k).

 5.2  Expiration
 No person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) hereof.

 5.3  Issuance of New Right Certificates
 Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

 5.4  Supplements and Amendments
 (a) The Corporation may from time to time supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares to correct any clerical or typographical error or to maintain the validity of the Agreement as a result of a change in any applicable legislation or regulations thereunder. The Corporation, at or prior to the meeting of the shareholders, or any adjournment or postponement thereof, to be held for shareholders of the Corporation to consider and if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued pursuant thereto, may supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make changes which the Board of Directors acting in good faith may deem necessary or desirable.

          Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 hereof except with the written concurrence of the Rights Agent to such supplement or amendment.

 (b) Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of the Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a meeting of the holders of Voting Shares, which meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or revision is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders present in person or represented by proxy and entitled to be voted at a meeting of the holders of Voting Shares.



PROXY CIRCULAR / EXHIBIT "A"                                                  27

EXHIBIT "A" continued


 (c) Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of
         Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders' Special Meeting, which Rights Holders' Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders' Special Meeting.

 (d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present in person or represented by proxy and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Canada Business Corporations Act with respect to a meeting of shareholders of the Corporation.

 (e) Any supplements or amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) above which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder shall:

               (i) if made  before the  Separation  Time,  be  submitted  to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment; and

               (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

 (f) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, recission or variation to this Agreement as referred to in this Section 5.4 within five business days of effecting such amendment, recission or variation.

 A supplement or amendment shall be effective from the date of the resolution of the Board of Directors adopting such supplement or amendment until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such supplement or amendment is confirmed, it continues in effect in the form so confirmed. If such supplement or amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such supplement or amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

 5.5 Fractional Rights and Fractional Shares
 (a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Any such fractional Right shall be null and void and the Corporation will not have any obligation or liability in respect thereof.


PROXY CIRCULAR / EXHIBIT "A"                                                  28

 (b) The Corporation shall not be required to issue fractions of Common Shares or other securities upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares or other securities. In lieu of issuing fractional Common Shares or other securities, the Corporation shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share.

 5.6  Rights of Action
 Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of the obligations of any Person subject to this Agreement.

 5.7  Regulatory Approvals
 Any obligation of the Corporation or action or event contemplated by this Agreement (including, without limitation, any amendments to this Agreement) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as approvals relating to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

 5.8  Declaration as to Non-Canadian Holders
 If, in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and the Corporation, as the Corporation may determine, absolution investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

 5.9  Notice of Proposed Actions
 In case the Corporation shall propose after the Separation Time and prior to the Expiration Time to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event or to effect the liquidation, dissolution or winding-up of the Corporation or the sale of substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.8 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, winding-up or sale is to take place, and such notice shall be so given at least twenty (20) Business Days prior to the date of taking of such proposed action.

 5.10  Notices
 Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) or sent by facsimile


PROXY CIRCULAR / EXHIBIT "A"                                                  29

EXHIBIT "A" continued

 (in the case of facsimile, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by facsimile), charges prepaid and confirmed in writing, as follows:

               Vasogen Inc.
               2155 Dunwin Drive, Suite 10
               Mississauga, Ontario L5L 4M1

               Attention: President and Chief Executive Officer
               Facsimile: (905) 569-9231
               e-mail: delsley@vasogen.com

 Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) or sent by facsimile (in the case of facsimile, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by facsimile), or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

               CIBC Mellon Trust Company
               6th Floor
               320 Bay Street
               P.O. Box 1
               Toronto, Ontario M5H 4A6

               Attention: Manager, Client Services
               Facsimile: (416) 643-5570

 Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice, which is mailed in the manner herein provided, shall be deemed given, whether or not the holder receives the notice.

 Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

 5.11 Cost of Enforcement
 The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his, her or its rights pursuant to any Rights or this Agreement.

 5.12 Successors
 All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.



30                                                  PROXY CIRCULAR / EXHIBIT "A"

 5.13  Benefits of this Agreement
 Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

 5.14  Governing Law
 This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

 5.15  Severability
 If any Section, Subsection, Clause, Subclause, term or provision hereof or the application thereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, Subsection, Clause, Subclause, term or provision or such right shall be ineffective only in such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, Subsections, Clauses, Subclauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, Subsection, Clause, Subclause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

 5.16  Effective Date
 This Agreement is effective and in full force and effect in accordance with its terms as of the date hereof (the "Effective Date"). If the Rights Plan is not ratified by resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at a meeting of shareholders of the Corporation to be held within six months of the Effective Date, then, without further formality, this Agreement and all outstanding Rights shall terminate and be void and be of no further force and effect on and from the earlier of: (i) the close of such meeting of shareholders; and (ii) 5:00 p.m. (Toronto time) on the date which is six (6) months after the Effective Date. The term of the Rights Plan ends on the date of the Corporation's Annual
 Meeting of Shareholders to be held in 2003, at which time the Rights expire unless they are terminated, redeemed or exchanged earlier by the Board of Directors.

 5.17  Determinations and Actions by the Board of Directors
 The Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Corporation as may be necessary or advisable in the administration of this Agreement.

 All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

 5.18  Rights of Board, Corporation and Offeror
 Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept an Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the Shareholders of the Corporation) with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

 5.19  Regulatory Approvals
 Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the prior receipt of any requisite approval or consent from any governmental or regulatory authority including, without limiting the generality of the foregoing, any necessary approval of any securities regulatory authority, The Toronto Stock Exchange or any other stock exchange.

PROXY CIRCULAR / EXHIBIT "A"                                                  31

EXHIBIT "A" continued

 5.20 Declaration as to Non-Canadian Holders
 If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

 United States Persons, as such term is defined in Regulation S of the 1933 Securities Act, may not exercise the Rights granted pursuant to this Agreement unless the Common Shares to be issued pursuant to the exercise of such Rights are either registered under the 1933 Securities Act, or there is an appropriate exemption from registration.

 5.21 Time of the Essence
 Time shall be of the essence in this Agreement.

 5.22 Execution in Counterparts
 This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

 5.23 Expiration Time
 If the Separation Time shall have occurred, then (notwithstanding anything to the contrary in this Agreement) this Agreement and the Rights shall continue in full force and effect until such time as there shall be no further Rights.

 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.



 VASOGEN INC.



 By:



 By:



 CIBC MELLON TRUST COMPANY



 By:



 By:




32                                                  PROXY CIRCULAR / EXHIBIT "A"

EXHIBIT "A-1"


 [FORM OF RIGHTS CERTIFICATE]

 Certificate No.________________________              ___________________ Rights


         THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR THEIR RESPECTIVE ASSOCIATES AND AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND THEIR RESPECTIVE TRANSFEREES SHALL BECOME VOID WITHOUT ANY FURTHER ACTION.

 RIGHTS CERTIFICATE

 This certifies that_______________________________ or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 22nd day of November, 2000 (the "Rights Agreement") between Vasogen Inc., a corporation incorporated under theCanada Business Corporations Act (the "Corporation"), and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement) one fully paid and non-assessable Common Share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the City of Toronto. The Exercise Price shall initially be $200.00 (Canadian) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

 In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or other equity securities of the Corporation (or a combination thereof) all as provided in the Rights Agreement.

 This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Rights Agreement are on file at the registered head office of the Corporation and are available upon written request.

 This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

 Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate (i) may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.0001 per Right; and
 (ii) may be exchanged at the option of the Corporation for cash, debt or equity securities or other assets of the Corporation.

 No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby.




PROXY CIRCULAR / EXHIBIT "A-1"

EXHIBIT "A-1" continued

No holder of this Rights Certificate, as such, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as expressly provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.



Date:________________________________


VASOGEN INC.



By:__________________________________      By:__________________________________
President and Chief Executive Officer         Vice President, Finance and Chief
                                              Financial Officer

Countersigned

CIBC MELLON TRUST COMPANY
Transfer Agent and Registrar


By:__________________________________
   Authorized Signature










                                                  PROXY CIRCULAR / EXHIBIT "A-1"

 (To be attached to each Rights Certificate)

 FORM OF ELECTION TO EXERCISE

 TO:  VASOGEN INC.

 The undersigned hereby irrevocably elects to exercise____________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued to:


 ------------------------------------------------------
 (Name)


 ------------------------------------------------------
 (Address)


 ------------------------------------------------------
 (City and State or Province)


 ------------------------------------------------------
 Social Insurance, Social Security or Other Taxpayer Number



 If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:


------------------------------------------------------
 (Name)


 ------------------------------------------------------
 (Address)


 ------------------------------------------------------
 (City and State or Province)


 ------------------------------------------------------
 Social Insurance, Social Security or Other Taxpayer Number


 Date
     --------------------------------------------


 Guaranteed by an
Eligible Institution:

                                      ------------------------------------------
                                      Signature
                                      (Signature must correspond to name as written upon the face of this Rights Certificate in every particular. without alteration or enlargement or any change whatsoever)









PROXY CIRCULAR / EXHIBIT "A-1"

EXHIBIT "A-1" continued



An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

[To be completed if true]

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).


                                   ---------------------------------------------
                                   Signature



NOTICE
In the event the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights shall be null and void.



                                                   PROXY CIRCULAR /EXHIBIT "A-1"

 FORM OF ASSIGNMENT

 (To be executed by the registered holder if such holder desires to transfer the Rights Certificate)


 FOR VALUE RECEIVED_____________________________________________________________

 hereby sells, assigns and transfers unto_______________________________________

 _______________________________________________________________________________
 (Please print name and address of transferee)

 the Rights represented by this Rights Certificate, together with all right, title and interest therein and does hereby irrevocably constitute and appoint_______________ as attorney to transfer the within Rights on the books of the Corporation, with full power of substitution.

 Dated_____________________________

 Guaranteed by an
 Eligible Institution:
                                      ------------------------------------------
                                      Signature
                                      (Signature must correspond to name as written upon the face of this Rights Certificate in every particular. without alteration or enlargement or any change whatsoever)



 An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.


 [To be completed if true]

 The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).




                                   ---------------------------------------------
                                   Signature

 NOTICE
 In the event the certification set forth in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights shall be null and void.



PROXY CIRCULAR / EXHIBIT "A-1"

SCHEDULE "B"


RESOLUTION OF THE SHAREHOLDERS OF VASOGEN INC.


Amendment of Employee Share Option Plan to increase the number of Common Shares reserved for issuance thereunder from 5,000,000 to 5,400,000


RESOLVED THAT the Corporation's Employee Share Option Plan (the "Plan") be amended as follows:

 1. the number of common shares reserved for issuance under the Plan be increased from 5,000,000 to 5,400,000;
 2.  the provisions of the Plan be amended accordingly; and
 3. any director or officer of the Corporation be, and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such documents, whether under the corporate seal of the Corporation or otherwise and to do all such acts or things as may be necessary or desirable to give effect to the foregoing.











S-2                                                PROXY CIRCULAR / SCHEDULE "B"

SCHEDULE "C"


 CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS


 I.  Audit Committee Purpose
 The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities by reviewing the financial statements and related reports and by monitoring other financial information provided by the Corporation to any governmental body or the public; the Corporation's system of internal controls regarding finance, accounting, legal compliance, and ethics that Management and the Board have established; and the Corporation's auditing, accounting, and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures, and practices at all levels. The Audit Committee's primary duties and responsibilities are to

 o monitor the integrity of the Corporation's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

 o monitor the independence and performance of the Corporation's independent auditors; and

 o   provide  an  avenue  of  communication  among  the  independent   auditors,
     Management, and the Board of Directors.

 The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

 The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors, as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.


 II.  Audit Committee Composition
 The Audit Committee shall comprise three or more directors as determined by the Board, each of whom shall be independent outside directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. An independent outside director is a director that is not an officer or employee of the Corporation or any of its affiliates. For the purposes of serving as a member of the Audit Committee a director will not be considered independent if, among other things, he or she satisfies any of the following circumstances:

 o a director who is employed by the Corporation or any of its affiliates for the current year or any of the past three years;

 o a director who accepts any compensation from the Corporation or any of its affiliates in excess of US$60,000 during the previous fiscal year, other than compensation for Board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

 o a director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the Corporation or any of its affiliates as an executive officer. Immediate family includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home;

 o a director who is a partner in, or a controlling shareholder, or an executive officer of, any for-profit business organization to which the Corporation made, or from which the Corporation received, payments (other than



PROXY CIRCULAR / SCHEDULE "C"                                              S-3.1

 SCHEDULE "C"  continued



     those arising solely from investments in the Corporation's securities) that exceed five percent of the Corporation's or business organization's consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years; or

 o a director who is employed as an executive of another entity where any of the Corporation's executives serve on that entity's compensation committee.

 All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise. This member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities. Committee members are encouraged to enhance their familiarity with finance and accounting by participating in seminars, conferences, round tables, and other educational programs conducted by the Corporation or an outside organization.

 Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.


 III.  Audit  Committee  Meetings
 The Committee shall meet as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The
 Committee should meet privately in executive session at least annually with Management, with the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with Management quarterly to review the Corporation's financial statements.


IV. Audit Committee Responsibilities and Duties
To fulfill its responsibilities and duties the Audit Committee shall:

Review Procedures

1. Review and reassess the adequacy of this Charter at least annually, or more frequently if conditions dictate. Submit the charter to the Board of Directors for approval and have the document published at least every three years in accordance with regulatory requirements.

2. Review the Corporation's annual audited financial statements and related reports (including any certification, report, opinion, or review rendered by the independent accountants prior to filing or distribution) and monitor other financial information provided by the Corporation to any governmental body or the public. Review should include discussion with Management and independent auditors of significant issues regarding accounting principles, practices, and judgments.

3. In consultation with Management, and the independent auditors, consider the integrity of the Corporation's financial reporting processes and controls. Discuss significant financial risk exposures and findings and the status of previous recommendations prepared by the independent auditors, together with Management's responses.

4. Review with financial management the Corporation's quarterly financial results prior to the release of earnings and/or the Corporation's quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Corporation's accounting principles and any items required to be communicated by the independent auditors in accordance with SAS 61 (see item 11). The Chair of the Committee may represent the entire Audit Committee for purposes of this review.



S-3.2                                              PROXY CIRCULAR / SCHEDULE "C"

 Independent Auditors

5. The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

6. Approve the fees and other significant compensation to be paid to the independent auditors. This includes review and approval of requests for significant management consulting engagements to be performed by the independent auditors' firm and being advised of any other significant study undertaken at the request of Management that is beyond the scope of the audit engagement letter.

7. On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Corporation that could impair the auditors' independence. The Chair of the Audit Committee should request a letter from the auditors on an annual basis that outlines their relationship with the Corporation and its affiliates and confirms their independence from the Corporation as required by the Independence Standards Board of the SEC.

8. Review the independent auditors' engagement letter and audit plan - discuss scope, staffing, locations, reliance upon Management, and general audit approach. The Audit Committee should review the independent auditors' audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have.

9.   Consider  the  independent   auditors'  judgments  about  the  quality  and
     appropriateness of the Corporation's accounting principles as applied in its financial reporting. This should include

 o discussions with Management and the independent auditors regarding the quality of the accounting principles and underlying estimates used in the preparation of the Corporation's financial statements;

 o discussions with the independent auditors regarding the clarity of the financial disclosure practices used or proposed by the Corporation; and

 o inquiry as to the independent auditors' views about whether Management's choices of accounting principles appear reasonable from the perspective of income, asset and liability recognition, and whether those principles are common practices or are minority practices.

10. The Audit Committee receives certain disclosures from the auditors regarding audit adjustments as required by the American Institute of Certified Public Accounts ("AICPA") Statement of Auditing Standards ("SAS") 89.

11. Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to the Audit Committee in accordance with AICPA SAS 61. The Audit Committee may inquire about changes to the audit plan, restrictions on scope of activities, observations of control weaknesses, etc.

 Process Improvement

12. Establish regular and separate systems of reporting to the Audit Committee by each of Management, and the independent auditors, regarding any significant judgments made in Management's preparation of the financial statements and the view of each as to the appropriateness of such judgments.

13. Following completion of the annual audit, review separately with each of Management, and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.




PROXY CIRCULAR / SCHEDULE "C"                                              S-3.3

SCHEDULE "C" continued




14. Review any significant disagreement among Management and the independent auditors in connection with the preparation of the financial statements.

15. Review with the independent auditors, and Management, the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

Legal Compliance

16. On at least an annual basis, review with the Corporation's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Corporation's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

17. Review all reports prepared by the Corporation's counsel concerning any significant fraud or regulatory noncompliance that occurs at the Corporation. This review should include consideration of the internal controls that should be strengthened to reduce the risk of a similar event in the future.

18.  Perform  any  other   activities   consistent   with  this   Charter,   the
     Corporation's by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

Ethical Compliance

19. Review Management's monitoring of the Corporation's compliance with ethical considerations and consider whether Management has the proper review system in place relating to that Corporation's financial statements, reports, and other financial information disseminated to governmental organizations and the public.

Other Audit Committee Responsibilities

20. Maintain minutes of all meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

21. Periodically perform self-assessment of Audit Committee performance. While not required, activities could include

 o reviewing, discussing, and assessing its own performance, as well as the committee roles and responsibilities, seeking input from senior Management, the full Board, and others if needed.;

 o reviewing each member's contribution to the committee through the use of a self-assessment form, which is then evaluated by the chair of both the Audit Committee and the Board; and

 o discussing and addressing with the independent auditors any significant issues relative to overall board responsibility that, in their judgment, have been communicated to Management but have not been adequately resolved.

22. Review financial and accounting personnel succession planning within the Corporation.


S-3.4                                              PROXY CIRCULAR / SCHEDULE "C"